# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 89BIO, INC., CIK 0001785173
CUSIP: 282559103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 142 Sansome Street, Second Floor, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001104659-19-063401
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,013,733; sole dispositive power 0; shared dispositive power 20,013,733; aggregate amount beneficially owned 20,013,733 (13.7% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,013,733; sole dispositive power 0; shared dispositive power 20,013,733; aggregate amount beneficially owned 20,013,733 (13.7% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 20,013,733; sole dispositive power 0; shared dispositive power 20,013,733; aggregate amount beneficially owned 20,013,733 (13.7% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 19,554,319; sole dispositive power 0; shared dispositive power 19,554,319; aggregate amount beneficially owned 19,554,319 (13.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: 89BIO, INC.
Address of issuer's principal executive offices: 142 Sansome Street, Second Floor, San Francisco, California (CA), 94104
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 13 (this "Amendment No. 13" or this "13D/A") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 13, 2019, and amended on July 10, 2020, September 21, 2020, June 2, 2021, July 6, 2022, October 21, 2022, March 30, 2023, August 11, 2023, December 13, 2023, March 6, 2024, August 7, 2024, November 18, 2024 and February 3, 2025 (as amended, the "Statement"), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.001 per share (the "Common Stock"), of 89bio, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 13 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 13 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 19,554,319 shares of Common Stock held directly by the Fund; (ii) 335,364 shares of Common Stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) a total of 124,050 vested stock options (right to buy) held by Derek DiRocco for the benefit of RA Capital; and (iv) a total of 4,331,081 pre-funded warrants ("PFWs"), through which the Fund has the right to acquire 4,331,081 shares of Common Stock subject to the PFW Beneficial Ownership Blocker as defined below. The PFWs contain a provision (the "PFW Beneficial Ownership Blocker") which precludes exercise of the PFWs to the extent that, following the exercise, the Reporting Persons, together with their affiliates and other attribution parties, would beneficially own more than 9.99% of the Issuer's outstanding Common Stock. By virtue of the PFW Beneficial Ownership Blocker, the PFWs are currently not exercisable.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund's portfolio, including the shares of the Issuer's Common Stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on the sum of (i) 145,984,182 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 27, 2025; and (ii) 124,050 shares of Common Stock issuable upon exercise of stock options, as applicable.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A. The percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/03/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/03/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/03/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/03/2025)